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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WNS (Holdings) Ltd.
(Name of Issuer)
American Depositary Shares
(Title of Class of Securities)
92932M101**
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The Ordinary Shares are not traded in U.S. markets and have not been assigned a CUSIP number. However, the CUSIP number for the related American Depositary Shares is 92932M101.

CUSIP No.	92932M101

1	NAMES OF REPORTING PERSONS Nalanda India Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Mauritius

	5	SOLE VOTING POWER

NUMBER OF		4,177,410 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Nil

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,177,410 shares

WITH:	8	SHARED DISPOSITIVE POWER

Nil

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,177,410 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.86%

12	TYPE OF REPORTING PERSON

CO

SCHEDULE 13G
Item 1.
(a)	Name of Issuer WNS (Holdings) Ltd.

(b)	Address of Issuer’s Principal Executive Offices Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.
Item 2.
(a)	Name of Person Filing Nalanda India Fund Limited

(b)	Address of Principal Business Office or, if none, Residence Ashish Patil, c/o Multiconsult Limited, 10, Frère Félix de Valois Street, — Port Louis — Mauritius

(c)	Citizenship Mauritius

(d)	Title of Class of Securities American Depositary Shares

(e)	CUSIP Number 92932M101

Item 3.	If this Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
☐	Broker or dealer registered under Section 15 of the Exchange Act;

☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

☐	An investment adviser in accordance with s.240.13d 1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

☐	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 4,177,410 shares

(b)	Percent of class: 9.86%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 4,177,410 shares

(ii)	Shared power to vote or to direct the vote: Nil

(iii)	Sole power to dispose or to direct the disposition of: 4,177,410 shares

(iv)	Shared power to dispose or to direct the disposition of: Nil
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 09, 2009

NALANDA INDIA FUND LIMITED.
By:	/s/ Ashish Patil
	Name:	Ashish Patil
	Title:	Director

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